UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company

(Translation of registrant’s name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EMBRAER DELIVERS 56 AIRCRAFT IN THE SECOND QUARTER OF 2009

Firm order backlog closes the month of June at US$ 19.8 billion

São José dos Campos, July 8, 2009 – Embraer delivered 56 aircraft to the Commercial, Executive, and Defense segments during the second quarter of 2009 (2Q09). On June 30, 2009, the Company’s firm order backlog was US$ 19.8 billion.

Of the 56 aircraft delivered by Embraer in 2Q09, 35 went to the Commercial Aviation segment, 19 to Executive Aviation, and two to Defense.

Deliveries by Segment	2Q09	2009
Commercial Aviation	35	67
ERJ 145	2	3
EMBRAER 170	7	12
EMBRAER 175	3	6
EMBRAER 190	16	33
EMBRAER 195	7	13
Executive Aviation	19	27
Phenom 100	13	19
Legacy 600	5	7
Lineage 1000	1	1
Defense	2	2
Phenom 100	2	2
TOTAL	56	96

During 2Q09, Embraer signed KLM Cityhopper, KLM’s regional subsidiary, for seven firm orders for the EMBRAER 190 jet, confirming options from the original contract, which was released in August 2007. The Dutch airline has 11 purchase options for Embraer jets, as well. The Company also signed a contract with Argentina’s Austral Líneas Aéreas for the sale of 20 EMBRAER 190 jets. The value of this contract still is not included in the Company’s firm order backlog for the quarter. Embraer also sold a third E-Jet – an EMBRAER 175 – to Japan’s Fuji Dream Airlines, from the Suzuyo Group. This order is already included in Embraer’s firm order backlog for the first quarter of 2009.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

In 2Q09, Embraer delivered the first EMBRAER 190 jet to NIKI Luftfahrt GmbH, from Austria; an EMBRAER 195 to Augsburg Airways, which is a partner of Lufthansa Regional; an EMBRAER 170 to Airnorth, with headquarters in Darwin, Australia; and three EMBRAER 175s to TRIP Linhas Aéreas, which is the largest regional airline in Brazil. During the same period, via its wholly owned subsidiary ECC Leasing Company Limited, Embraer delivered the first ERJ 145 jet to Passaredo Linhas Aéreas in April.

After 12 years in service, the worldwide fleet of Embraer’s ERJ 145 platform has accumulated over 15 million flight hours. Furthermore, the Company delivered the 1,100th aircraft of the ERJ 145 family, a Legacy 600 executive jet.

In the executive segment, the entry level Phenom 100 jet received type certification from the European Aviation Safety Agency (EASA). The Company also delivered the first Phenom 100 jet to Executive AirShare, of the United States, and the first Lineage 1000 extra-large executive jet to HE Aamer Abdul Jalil Al Fahim, of Abu Dhabi, in the United Arab Emirates.

In the defense segment, Embraer signed two important contracts in April. The first was with the Brazilian Air Force (Força Aérea Brasileira – FAB) for the program for developing and manufacturing the KC-390 military transport aircraft. The second was a contract for modernizing 12 Brazilian Navy jets – nine AF-1 (single-seat) and three AF-1A (two-seat). The Company also delivered the 100th Super Tucano it has produced. The commemorative aircraft was received by the FAB, which has ordered that 99 of this model be built.

Also in 2Q09, Harbin Embraer Aircraft Industry Company, Ltd. (HEAI) signed a contract with Hainan Airline Company, Ltd. (HNA) to adjust the existing contract, signed on August 31, 2006, from 50 to 25 firm orders for the ERJ 145 jet.

On June 30, 2009, Embraer’s firm orders, separated according to products, for the Commercial Aviation segment, were as follows.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Aircraft Model	Firm Orders	Options	Deliveries	Firm Order Backlog
ERJ 145 Family
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	708	25	696	12
Total – ERJ 145 Family	890	25	878	12
EMBRAER 170/190 Family
EMBRAER 170	193	91	160	33
EMBRAER 175	135	173	120	15
EMBRAER 190	443	454	234	209
EMBRAER 195	111	76	40	71
Total – EMBRAER 170/190 Family	882	794	554	328
TOTAL	1,772	819	1,432	340

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

FIRM ORDER BACKLOG

June 30, 2009

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 135	108	108	-
American Eagle (USA)	40	40	-
British Midland (UK)	3	3	-
City Airline AB (Sweden)	2	2	-
ExpressJet (USA)	30	30	-
Flandre Air (France)	3	3	-
Jet Magic (Ireland)	1	1	-
Luxair (Luxembourg)	2	2	-
Pan Européenne (France)	1	1	-
Proteus (France)	3	3	-
Regional (France)	3	3	-
Republic Airways (USA)	15	15	-
South African Airlink (South Africa)	5	5	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 140	74	74	-
American Eagle (USA)	59	59	-
Republic Airways (USA)	15	15	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 145	708	696	12
Aerolitoral (Mexico)	5	5	-
Air Caraibes (Guadeloupe)	2	2	-
Alitalia (Italy)	14	14	-
American Eagle (USA)	118	118	-
Axon (Greece)	3	3	-
British Midland (UK)	9	9	-
British Regional Airlines (UK)	23	23	-
Brymon (UK)	7	7	-
China Southern (China)	6	6	-
China Eastern Jiangsu (China)	5	5	-
China Eastern Wuhan (China)	5	5	-
Cirrus (Germany)	1	1	-
ExpressJet (USA)	245	245	-
ERA (Spain)	2	2	-
Flandre Air (France)	5	5	-
GECAS (PB Air - Thailand)	2	2	-
Hainan (China)	25	13	12
KLM EXEL (Holland)	2	2	-
LOT Polish (Poland)	14	14	-
Luxair (Luxembourg)	9	9	-
Mesa (USA)	36	36	-
Nigeria (Nigeria)	1	1	-
Portugalia (Portugal)	8	8	-
Proteus (France)	8	8	-
Regional (France)	15	15	-
Republic Airways (USA)	60	60	-
Rheintalflug (Austria)	3	3	-
Rio Sul (Brazil)	16	16	-
Satena (Colombia)	3	3	-
Sichuan (China)	5	5	-
Skyways (Sweden)	4	4	-
Swiss (Switzerland)	25	25	-
Transtates (USA)	22	22	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	193	160	33
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	-	6
Cirrus (Germany)	1	1	-
ECC (Ireland) *	4	4	-
EgyptAir (Egypt)	12	12	-
ETA Star Aviation (India)	7	-	7
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	10	3	7
Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Regional (France)	9	5	4
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
South African Airlink (South Africa)	2	-	2
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Blue (Australia)	6	6	-
Virgin Nigeria (Nigeria)	7	-	7
* Aircraft delivered by ECC Leasing: one to Cirrus, two to Paramount and one to Satena

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	135	120	15
Air Canada (Canada)	15	15	-
Air Caraibes (Guadeloupe) *	1	1	-
GECAS (USA)	5	5	-
LOT Polish (Poland)	16	4	12
Northwest (USA)	36	36	-
Republic Airlines (USA)	54	54	-
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	3	2
Suzuyo (Japan)	1	-	1
* One aircraft delivered by ECC Leasing to Air Caraibes

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	443	234	209
Aero Republica (Colombia)	5	5	-
Aeroméxico (Mexico)	12	2	10
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Moldova (Moldova)	1	-	1
Azul (Brazil)	5	3	2
BA CityFlyer (UK)	5	-	5
Copa (Panama)	15	15	-
Finnair (Finland)	13	10	3
GECAS (USA)	24	23	1
Hainan (China)	50	12	38
JetBlue (USA)	104	44	60
JetBlue (USA) (Pre-Series 002 - ECC Leasing)	1	1	-
Jetscape (USA)	9	1	8
KLM (Holland)	17	5	12
KunPeng (China)	5	5	-
LAM (Mozambique)	2	-	2
Lufthansa (Germany)	16	-	16
M1 Travel (Lebanon)	8	3	5
nasair (Saudi Arabia)	10	1	9
NIKI (Austria)	5	2	3
Regional (France)	11	8	3
Taca (El Salvador)	11	6	5
TAME (Ecuador)	3	3	-
US Airways (USA)	42	25	17
Virgin Blue (Australia)	18	13	5
Virgin Nigeria (Nigeria)	3	1	2
Undisclosed	2	-	2

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	111	40	71
Alpi Eagles (Italy)	10	-	10
Azul (Brazil)	31	5	26
BRA (Brazil)	20	-	20
Flybe (UK)	14	14	-
GECAS (USA)	7	7	-
Globalia (Spain)	12	5	7
Royal Jordanian (Jordan)	2	2	-
Lufthansa (Germany)	14	7	7
Montenegro (Montenegro)	1	-	1

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

AIRCRAFT DELIVERED BY ECC LEASING (included in the previous tables)
Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	6	6	-
EMBRAER 170	4	4	-
Cirrus (Germany)	1	1	-
Paramount (India)	2	2	-
Satena (Colombia)	1	1	-
EMBRAER 175	1	1	-
Air Caraibes (Guadeloupe)	1	1	-
EMBRAER 190	1	1	-
JetBlue (USA)	1	1	-

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Contact – Investor Relations

Tel.: +55 12 3927 4404

Fax: +55 12 3922 6070

e-mail: investor.relations@embraer.com.br

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. – NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2009, Embraer had a workforce of 17,237 employees – not counting the employees of its subsidiaries OGMA and HEAI – and its firm order backlog totaled US$ 19.8 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

	By:	/s/ Luiz Carlos Siqueira Aguiar
Dated: July 8, 2009	Name:	Luiz Carlos Siqueira Aguiar
	Title:	Chief Financial Officer